UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-2757

(Check One):  ☐ Form 10-K   ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-d    ☐ Form N-SAR
    ☐ Form N-CSR

    For Period Ended: March 31, 2010
   ☐ Transition Report on Form 10-K
   ☐ Transition Report on Form 20-F
   ☐ Transition Report on Form 11-K
   ☐ Transition Report on Form 10-Q
   ☐ Transition Report on Form N-SAR

    For the Transition Period Ended:  _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________________________________________

PART I - REGISTRANT INFORMATION

THE MONARCH CEMENT COMPANY
 Full Name of Registrant

P.O. Box 1000, 449 1200 Street
Address of Principal Executive Office (Street and Number)

Humboldt, Kansas 66748-0900
 City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has received a comment letter from the Securities and Exchange Commission (the “Commission”) dated April 20, 2010 regarding the Company’s Form 10-K for the year ended December 31, 2009 and the Company's Definitive Proxy Statement on Schedule 14A filed March 16, 2010. Due to the additional time required to prepare its response to the Commission’s comments, the Company has been required to divert resources from the preparation of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”). The Company requires additional time to properly finalize its Form 10-Q and to allow the Company's auditor sufficient time for its review. As a result, the Company was not able to file timely the Form 10-Q without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Debra P. Roe (620) 473-2222 (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).       ☒ Yes ☐ No
______________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?      ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The continued slowdown in residential construction and the additional slowdown in commercial construction impacted the demand for our cement and ready-mixed concrete. In addition, sales of cement and ready-mixed concrete were adversely impacted by an excessive amount of wet conditions and a longer period of cold weather for the first quarter of 2010 as compared to the same period in 2009. These conditions have delayed construction projects resulting in reduced sales of cement and concrete. Lower sales and production levels negatively impacted our gross profit margins. We expect gross profits to decline from $.5 million for the first quarter of 2009 to $(2.5) million for the first quarter of 2010.

The Monarch Cement Company
(Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 10, 2010                            By:    /s/ Debra P. Roe
                Debra P. Roe, CPA
                Chief Financial Officer and Assistant
                Secretary-Treasurer
                (principal financial officer and
                principal accounting officer)